Sub-Item 77Q-2 for ADX N-SAR:

Section 16(a) Beneficial Ownership Reporting Compliance

Enrique R. Arzac, director for registrant, inadvertently failed to file on a timely basis in January 2011 a Form 4 for the receipt of Deferred Stock Units of registrant pursuant to registrant's 2005 Equity Incentive Compensation Plan ("DSUs") from his election to defer his cash retainer for his 2011 Board service for such DSUs. This transaction was subsequently reported on a Form 4 filed on January 31, 2011.